Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF COMBINED FIXED CHARGES TO EARNINGS

The following table reflects the computation of the ratio of combined fixed charges to earnings for the periods presented (in thousands):

	Nine months ended September 30, 2016	Year Ended December 31,
		2015	2014	2013	2012	2011
Earnings:
Net income/(loss)	(85,182)	(70,860)	(17,835)	(4,653)	(43,193)	33,957
Add: fixed charges (1)	—	—	—	—	—	45

Total earnings	(85,182)	(70,860)	(17,835)	(4,653)	(43,193)	34,002
Fixed charges:
Estimate of interest in rental expense	—	—	—	—	—	45

Total fixed charges (1)	—	—	—	—	—	45

Ratio of earnings to fixed charges (1)	—	—	—	—	—	749.1x
Deficiency in earnings required to cover combined fixed charges (2)	(85,182)	(70,860)	(17,835)	(4,653)	(43,193)	—

(1)	The ratio of earnings to fixed charges is defined as earnings divided by combined fixed charges. “Fixed charges” represent an estimate of the interest within rental expense. Fixed charges are excluded from the table above when the period presented includes a net loss.

(2)	Our earnings were inadequate to cover fixed charges for the years ended December 31, 2015, 2014, 2013 and 2012 by $70.9 million, $17.8 million, $4.7 million and $43.2 million, respectively, and for the nine months ended September 30, 2016 by $85.2 million.